SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549


                        SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)

                        IMMUCOR, INC.
                      (Name of Issuer)

                          Common
               (Title of Class of Securities)

                      452526-10-6-10
                      (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                        SCHEDULE 13G
CUSIP No. 452526-10-6-10

1.	Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Josef Wilms

2.	Check the Appropriate Box if a Member of a Group		(a) /_/
                                                     (b) /_/

3.  SEC Use Only

4.  Citizenship or Place of Organization

  		Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With

    5.	Sole Voting Power

   				333,000

    6.	Shared Voting Power

   				None

    7.	Sole Dispositive Power

   				333,000

    8.	Shared Dispositive Power

   				None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

 		333,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	/_/

11.	Percent of Class Represented by Amount in Row 9

   	4.04%

12.	Type of Reporting Person

  		IN



                      Schedule 13G - Amendment No. 1

The undersigned hereby amends the statement on Schedule 13G, dated February 1, 1995, filed by the undersigned, relating to the shares of Common Stock, par value of $.10 per share of Immucor, Inc., as set forth below.

Item 4.	Ownership

   	(a)	Amount Beneficially Owned
        Josef Wilms is the beneficial owner of warrants to purchase 243,750 shares of Common Stock at an exercise price of $7.75, and options to acquire 89,250 shares of Common Stock at an exercise price of $9.33.

    (b) Percent of Class
	      	4.04%

   	(c)	Number of shares as to which such person has:
	     	(i)	sole power to vote or to direct the vote:	333,000
		     (ii)	sole power to dispose or the direct the disposition of:	333,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box /X/.





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               								February 12, 1996
                                     								  Date

                               								/s/ Josef Wilms
                                 									Signature

                               							Josef Wilms, President, Immucor GmbH
                                 								          Name/Title